UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 12.1% increase in May 2019 passenger traffic

•	The Monterrey (+9.9%), Ciudad Juárez (+22.6%), and Culiacán (+12.6%) airports contributed most to traffic growth

Monterrey, Mexico, June 5, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 12.1% in May 2019, as compared to May 2018. Domestic traffic increased 12.4%, and international traffic increased 9.6%.

Total Passengers*
	May-2018	May-2019	Change %	Jan - May 2018	Jan - May 2019	Change %
Domestic	1,605,624	1,804,111	12.4	7,345,824	7,874,756	7.2
International	183,009	200,498	9.6	1,128,126	1,170,100	3.7
OMA Total	1,788,633	2,004,609	12.1	8,473,950	9,044,856	6.7
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During May 2019, domestic traffic increased in all of our airports, with the largest increases in:

•	Monterrey (+9.5%) as a result of increased traffic on the Mexico City, Cancún, and Guadalajara routes.

•	Ciudad Juárez (+22.5%) due to increased traffic on the Mexico City route.

•	Culiacán (+12.4%), benefitted from increases in the number of passengers on the Tijuana, Mexico City, and Guadalajara routes.

•	Chihuahua (+12.7%) due to increased traffic on the Mexico City route.

•	Mazatlán (+18.5%) as a result of increased traffic on the Mexico City and Tijuana routes.

International traffic grew in eleven airports in April, with the largest increase in Monterrey (+12.3%), as a result of increases in the number of passengers on the Houston route.

In May 2019, there was no opening of new national and international routes.

Of total passenger traffic, 99.3% was commercial, and 0.7% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Total Passengers*

	May-2018	May-2019	Change %	Jan - May 2018	Jan - May 2019	Change %
Acapulco	57,607	67,503	17.2	330,440	366,494	10.9
Ciudad Juárez	117,173	143,688	22.6	519,314	610,921	17.6
Culiacán	195,818	220,398	12.6	936,645	1,008,358	7.7
Chihuahua	133,613	150,773	12.8	604,259	638,933	5.7
Durango	33,659	38,807	15.3	164,639	172,307	4.7
Mazatlán	78,316	88,556	13.1	469,423	496,431	5.8
Monterrey	897,222	985,690	9.9	4,050,983	4,262,092	5.2
Reynosa	37,309	41,510	11.3	166,364	184,065	10.6
San Luis Potosí	54,444	55,104	1.2	249,025	243,766	(2.1)
Tampico	62,527	65,676	5.0	293,467	297,726	1.5
Torreón	56,980	61,495	7.9	261,703	278,685	6.5
Zacatecas	29,706	41,800	40.7	133,006	176,488	32.7
Zihuatanejo	34,259	43,609	27.3	294,682	308,590	4.7
OMA Total	1,788,633	2,004,609	12.1	8,473,950	9,044,856	6.7

Domestic Passengers*

	May-2018	May-2019	Change %	Jan - May 2018	Jan - May 2019	Change %
Acapulco	55,192	64,943	17.7	292,245	328,122	12.3
Ciudad Juárez	116,753	143,015	22.5	517,585	608,741	17.6
Culiacán	193,321	217,242	12.4	925,390	993,756	7.4
Chihuahua	123,657	139,366	12.7	556,870	589,734	5.9
Durango	29,241	33,934	16.0	144,516	148,498	2.8
Mazatlán	62,854	74,472	18.5	294,972	313,609	6.3
Monterrey	790,795	866,221	9.5	3,532,013	3,725,282	5.5
Reynosa	36,970	41,161	11.3	165,053	182,788	10.7
San Luis Potosí	40,103	40,299	0.5	182,346	174,005	(4.6)
Tampico	58,165	61,056	5.0	273,310	276,052	1.0
Torreón	52,157	55,715	6.8	238,788	251,772	5.4
Zacatecas	18,632	29,154	56.5	81,854	121,378	48.3
Zihuatanejo	27,784	37,533	35.1	140,882	161,019	14.3
OMA Total	1,605,624	1,804,111	12.4	7,345,824	7,874,756	7.2

International Passengers*

	May-2018	May-2019	Change %	Jan - May 2018	Jan - May 2019	Change %
Acapulco	2,415	2,560	6.0	38,195	38,372	0.5
Ciudad Juárez	420	673	60.2	1,729	2,180	26.1
Culiacán	2,497	3,156	26.4	11,255	14,602	29.7
Chihuahua	9,956	11,407	14.6	47,389	49,199	3.8
Durango	4,418	4,873	10.3	20,123	23,809	18.3
Mazatlán	15,462	14,084	(8.9)	174,451	182,822	4.8
Monterrey	106,427	119,469	12.3	518,970	536,810	3.4
Reynosa	339	349	2.9	1,311	1,277	(2.6)
San Luis Potosí	14,341	14,805	3.2	66,679	69,761	4.6
Tampico	4,362	4,620	5.9	20,157	21,674	7.5
Torreón	4,823	5,780	19.8	22,915	26,913	17.4
Zacatecas	11,074	12,646	14.2	51,152	55,110	7.7
Zihuatanejo	6,475	6,076	(6.2)	153,800	147,571	(4.1)
OMA Total	183,009	200,498	9.6	1,128,126	1,170,100	3.7

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated June 6, 2019